UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2013
Commission File Number: 1-32754

BAYTEX ENERGY CORP. (Exact name of registrant as specified in its charter)

2800, 520 – 3RD AVENUE S.W. CALGARY, ALBERTA, CANADA T2P 0R3 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On March 7, 2013, the registrant furnished a Report on Form 6-K for the month of March 2013 (the "Form 6-K (March 7, 2013)"), which incorporated by reference the Certification of Interim Filings (Form 52-109F2) of the Chief Executive Officer and the Chief Financial Officer of the registrant (the "Canadian Certifications"). The Canadian Certifications were dated March 13, 2013 in error.

The registrant is filing this Amendment No. 1 to the Form 6-K (March 7, 2013) to furnish revised copies of the Canadian Certifications. The only revision to the Canadian Certifications is to change their date of signing to March 7, 2013 (from March 13, 2013).

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate any information in any Item of the Form 6-K (March 7, 2013) or reflect any events that have occurred after the Form 6-K (March 7, 2013) was filed.

The following documents attached as exhibits hereto are incorporated by reference herein.

Exhibit No.	Documents
99.1	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.2	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

Dated: March 7, 2013	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer